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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 2 5 2011 WASH. DC. 21 PROCESSING SECTION

FACING PAGE

SEC FILE NUMBER
8-48790

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bristol Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___110 East 59th Street, 29th Floor___
(No. and Street)

___New York___   ___NY___   ___10022___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Alan P. Donenfeld___   ___(212) 593-3157___
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Lerner, Sipkin, CPA's, LLP___
(Name - if individual, state last, first, middle name)

___132 Nassau Street, Suite 1023___   ___New York___   ___NY___   ___10038___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

OATH OR AFFIRMATION

I, *ALAN P. DONENFELD,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
   BRISTOL INVESTMENT GROUP, INC., as of DECEMBER 31, 2010, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
                                    Signature

_____
                                    Title

X _____
                Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under
        Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A
        of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with
        respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the
        date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Bristol Investment Group, Inc.

Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	11,527
Security deposit		7,200
Fixed assets (net of accumulated depreciation of $9,924)		1,154
Prepaid expenses and other assets		4,582
Total assets	$	24,463
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$	16
Shareholder's equity		
Common Stock, no par value, 200 shares authorized,		
100 shares issued and outstanding	$	100
Additional paid-in capital		399,703
Retained (deficit)		(375,356)
Total shareholder's equity	$	24,447
Total liabilities and shareholder's equity	$	24,463

The accompanying notes are an integral part of these financial statements.

Bristol Investment Group, Inc.

Notes to Financial Statements
December 31, 2010

1. **Nature of Operations**

   Bristol Investment Group, Inc. (the "Company"), is incorporated in the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company acts as agent in the private placements of securities and provides consulting services.

2. **Going Concern**

   The Company did not generate sufficient operating cash to cover current obligations during 2010, and has incurred significant losses since inception. The Company's stockholder has pledged his financial support to the Company to enable it to continue as a going concern, which includes the maintenance of required levels of capital.

3. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Revenue recognition
   Private placement fees and consulting fees are recorded at the time the private placement or service is completed.

   Fixed assets
   Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to seven years.

   Income Taxes
   The Company accounts for income taxes under GAAP, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets if it is more likely than not that such assets will not be realized.

   At December 31, 2010, management has determined that the Company has no uncertain tax positions that would require financial statement recognition.

4. Transactions with related parties

The Company's sole stockholder has personally leased the space occupied by the Company and has indicated that he will not charge the Company for the use of the premises.

5. Income Taxes

At December 31, 2010, the Company had a net operating loss carryforward of approximately $583,000 for income tax purposes. This carryforward will expire from 2022. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $78,750 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of approximately $11,500 which exceeded the required net capital by approximately $6,500.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(i) of that rule.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Bristol Investment Group, Inc.
110 East 59th Street
New York, NY 10112

We have audited the accompanying statement of financial condition of Bristol Investment Group, Inc. as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bristol Investment Group, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 16, 2011